Financial Report Grupo Financiero Galicia S.A. 20241st. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, May 23, 2024, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the first quarter, ended on March 31, 2024.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

"The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

Conference Call

May 24, 2024
11:00 am (Eastern Time)
12:00 pm (Argentina)

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net profit per share Ps.173.23 Capital Ratio 30.12% Employees 9,417 Branches and other points of sale 440 Deposits accounts In thousands 12,320 Credit cards In thousands 13,207 4 Ps.255,466 million Net income for the quarter attributable to GFG +263% vs. 1Q 2023 ROE 32.44% +2,265 bp vs. 1Q 2023 Efficiency 34.69% -3,007 bp vs. 1Q 2023 Highlights Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2024 2023 2023 Variation (bp) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 ROA 7.10 3.49 1.86 361 524 ROE 32.44 17.02 9.79 1,542 2,265 Financial Margin 74.87 67.88 25.60 699 4,927 Efficiency ratio 34.69 48.93 64.76 (1,424) (3,007) Capital ratio (1) 30.12 23.74 22.90 638 722 NPL Ratio 2.28 2.45 2.87 (17) (59) Allowance for loan losses / Private-sector financing 3.68 3.67 4.81 1 (113) Coverage 161.60 149.35 167.40 1,225 (580) Non-accrual portfolio with guarantees to non-accrual portfolio 3.74 4.74 4.90 (100) (116) Cost of risk 6.56 6.51 3.64 5 292 5 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.255,466 million, which represented a 7.10% annualized return on average assets and a 32.44% annualized return on average shareholder's equity.

Said result is mainly due to profits from its interest in Galicia (Ps.244,254 million), in Naranja X (Ps.22,621 million), in Fondos Fima (Ps.11,275 million), offset by a loss in Galicia Seguros (Ps.16,417 million)


Results from Equity Investments
Galicia
244,254
58,307
Naranja X
22,621
2,354
Galicia Seguros
(16,417)
2,676
Fondos Fima
11,275
8,618
1Q 2024
1Q 2023

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Income Statement					
In millions of pesos, except otherwise noted	2024		2023		Variation (%)
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Net interest income	1,376,435	939,375	484,977	47	184
Net fee income	162,583	184,582	171,519	(12)	(5)
Net results from financial instruments	214,614	23,751	214,700	804	—
Gold and foreign currency quotation differences	36,670	631,977	46,626	(94)	(21)
Other operating income	92,410	90,544	68,462	2	35
Underwriting income from insurance business	7,690	22,276	15,612	65	(51)
Loan loss provisions	(86,388)	(93,310)	(57,752)	(7)	50
Net operating income	**1,804,014**	**1,799,195**	**944,144**	**—**	**91**
Personnel expenses	(130,362)	(190,382)	(117,574)	(32)	11
Administrative expenses	(119,461)	(131,322)	(101,726)	(9)	17
Depreciations and devaluations of assets	(29,324)	(33,428)	(29,987)	(12)	(2)
Other operating expenses	(310,080)	(285,674)	(173,117)	9	79
Operating Income	**1,214,787**	**1,158,389**	**521,740**	**5**	**133**
Results from the net monetary position	(825,915)	(888,142)	(410,757)	(7)	101
Results from associates and joint ventures	(1,402)	6,753	(1,075)	(121)	(30)
Income tax	(132,096)	(145,175)	(39,599)	(9)	234
Net income	**255,374**	**131,825**	**70,309**	**94**	**263**
Net Income Attributable to Non-controlling Interests	(92)	(19)	—	(384)	—
Net Income Attributable to Parent Company's Owners	255,466	131,844	70,309	94	263
Other comprehensive income	(256)	1,624	111	(116)	(331)
Total comprehensive income	**255,118**	**133,449**	**70,420**	**91**	**262**
Total comprehensive income Attributable to Non-controlling Interests	(92)	(19)	—	(384)	—
Total comprehensive income Attributable to Parent Company's Owners	255,210	133,468	70,420	91	262

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Assets					
Cash and due from banks	2,171,907	3,026,197	1,920,875	(28)	13
Debt securities	513,276	907,904	230,545	(43)	123
Net loans and other financing	4,603,236	4,700,257	5,666,403	(2)	(19)
Other financial assets	4,944,305	5,695,250	6,026,574	(13)	(18)
Investment in subsidiaries, associates and joint ventures	2,616	4,018	4,135	(35)	(37)
Property, bank premises, equipment	543,306	538,650	542,206	1	—
Intangible assets	189,757	185,337	179,762	2	6
Other assets	384,308	536,710	167,369	(28)	130
Assets available for sale	14	114	8	(88)	80
Total assets	**13,352,725**	**15,594,437**	**14,737,877**	**(14)**	**(9)**
Liabilities					
Deposits	6,718,995	8,654,247	8,890,297	(22)	(24)
Financing from financial entities	176,301	209,432	164,872	(16)	7
Other financial liabilities	1,785,777	2,059,629	1,663,702	(13)	7
Negotiable obligations	148,498	140,579	276,147	6	(46)
Subordinated negotiable obligations	215,298	311,754	203,740	(31)	6
Other liabilities	993,082	1,159,140	591,606	(14)	68
Total liabilities	**10,037,951**	**12,534,781**	**11,790,364**	**(20)**	**(15)**
Total Shareholders' equity	**3,314,774**	**3,059,656**	**2,947,513**	**8**	**12**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Portfolio Quality 2.09% -41 bp. vs. 1Q 2023 Coverage 148.44% -3,756 bp. vs. 1Q 2023 10 Ps.244,254 million Net income +319% vs. 1Q 2023 ROE 37.50% +2,745 bp vs. 1Q 2023 Efficiency 28.77% -3,476 bp vs. 1Q 2023 Cost of risk 4.85% +203 bp. vs. 1Q 2023 Capital Ratio 32.09% +862 bp. vs. 1Q 2023 12.20% Market share: Loans to the private sector 10.20% Market share: Deposits to the private sector +52 bp vs. 1Q 2023 +38 bp vs. 1Q 2023 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 301 7,574 5,726 4,338 Digital clients 89%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the first quarter of 2024, Galicia registered a net income of Ps.244,254 million, Ps.185,947 million (319%) higher than the result of the same quarter of the previous year, which represented an annualized ROE of 37.50% and an ROA of 8.39%.

The operating result was Ps.644,531 million (157%) higher than in the first quarter of 2023, as a consequence of a higher net operating income. However, the result for the quarter was negatively affected by inflation, reaching the result for the net monetary position, Ps.665,113 million loss, 102% higher than the same quarter of 2023.

Net operating income reached Ps.1,457,902 million, Ps.735,231 million (102%) higher than the Ps.722,671 million in the same quarter of the previous year, mainly as a consequence of a higher net interest income.

Income Statement

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Net interest income	1,168,393	833,293	377,833	40	209
Net fee income	97,887	112,788	104,290	(13)	(6)
Net results from financial instruments	160,203	(100,477)	195,288	(259)	(18)
Gold and foreign currency quotation differences	28,817	522,406	44,821	(94)	(36)
Other operating income	49,902	48,509	34,954	3	43
Loan-loss provisions	(47,300)	(58,089)	(34,515)	(19)	37
Net operating income	**1,457,902**	**1,358,430**	**722,671**	**7**	**102**
Personnel expenses	(85,907)	(135,857)	(83,800)	(37)	3
Administrative expenses	(77,928)	(87,566)	(70,574)	(11)	10
Depreciations and devaluations of assets	(22,566)	(27,795)	(25,207)	(19)	(10)
Other operating expenses	(215,131)	(179,254)	(131,251)	20	64
Operating income	**1,056,370**	**927,958**	**411,839**	**14**	**157**
Results from the net monetary position	(665,113)	(721,366)	(329,511)	(8)	102
Results from associates and joint businesses	(3,038)	(59)	(675)	5,049	350
Income tax	(143,965)	(117,201)	(23,346)	23	517
Net Income	**244,254**	**89,332**	**58,307**	**173**	**319**
Other comprenhensive income	19	21	(5)	(10)	480
Total comprenhensive income	**244,273**	**89,353**	**58,302**	**173**	**319**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 8.39% 2.97% 1.80% 1Q 2024 4Q 2023 1Q 2023 37.50% 14.20% 10.05% 1Q 2024 4Q 2023 1Q 2023 76.94% 64.51% 25.00% 1Q 2024 4Q 2023 1Q 2023 28.77% 50.47% 63.53% 1Q 2024 4Q 2023 1Q 2023

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2024		2023				Variation (% | bp)			
	1Q		4Q		1Q		vs. 4Q23		vs. 1Q23	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**5,889,318**	**136.22**	**6,138,865**	**116.62**	**8,310,972**	**68.04**	**(4)**	**1,960**	**(29)**	**6,818**
Government securities	1,537,008	255.33	1,652,125	160.08	3,937,131	79.51	(7)	9,525	**(61)**	17,582
Loans	2,316,823	102.05	3,071,427	91.70	3,449,665	60.71	(25)	1,035	**(33)**	4,134
Other interest-earning assets	2,035,487	85.17	1,415,313	119.97	924,176	46.54	44	(3,480)	**120**	3,863
In foreign currency	**701,251**	**49.32**	**941,664**	**(20.35)**	**524,163**	**3.99**	**(26)**	**6,967**	**34**	**4,533**
Government securities	420,497	79.98	642,504	(31.70)	197,127	2.09	(35)	11,168	**113**	7,789
Loans	228,736	4.03	188,029	5.71	290,518	5.69	22	(168)	**(21)**	(166)
Other interest-earning assets	52,018	0.58	111,131	1.21	36,518	0.76	(53)	(63)	**42**	(18)
Interest-earning assets	**6,590,569**	**126.97**	**7,080,529**	**98.40**	**8,835,135**	**64.24**	**(7)**	**2,857**	**(25)**	**6,273**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-earning assets reached Ps.6,590,569 million, registering a decrease of Ps.2,244,566 million (25%), compared to the first quarter of 2023. This decrease was mainly the result of a a lower volume of government securities in pesos for Ps.$2,400,123 million (61%) and of loans in pesos for Ps.1,132,842 million (33%).

The average yield on interest-earning assets for the quarter was 126.97%, representing an increase of 6,273 bp, compared to the same quarter of the previous year. This variation is mainly justified by higher average yields on government securities in pesos (17,582 bp) and by higher average yields on loans in pesos (4,134 bp).

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2024		2023				Variation (%|bp)			
	1Q		4Q		1Q		vs. 4Q23		vs. 1Q23	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**3,366,530**	**85.21**	**4,221,707**	**96.94**	**5,822,819**	**57.56**	**(20)**	**(1,173)**	**(42)**	**2,765**
Saving accounts	502,198	0.02	620,525	0.02	834,609	0.01	(19)	—	(40)	1
Time deposits	1,473,320	113.29	2,174,916	123.39	3,625,548	69.01	(32)	(1,010)	(59)	4,428
Other Deposits	1,133,106	87.47	1,326,757	100.43	1,208,825	62.04	(15)	(1,296)	(6)	2,543
Debt securities	22,061	92.74	—	—	16,112	77.32	—	9,274	37	1,542
Other interest-bearing liabilities	235,845	79.67	99,509	76.83	137,725	63.46	137	284	71	1,621
In foreign currency	**1,897,017**	**1.85**	**1,439,423**	**1.99**	**1,606,088**	**1.77**	**32**	**(14)**	**18**	**8**
Saving accounts	1,330,071	—	885,026	—	1,018,595	—	50	—	31	—
Time deposits	220,594	1.61	181,123	1.93	266,458	1.43	22	(32)	(17)	18
Other Deposits	27,842	—	25,227	0.02	50,260	—	10	(2)	(45)	—
Debt securities	249,864	9.75	215,905	9.12	224,762	9.36	16	63	11	39
Other interest-bearing liabilities	68,646	10.42	132,142	4.12	46,013	7.86	(48)	630	49	256
Interest-bearing liabilities	**5,263,547**	**55.17**	**5,661,130**	**72.80**	**7,428,907**	**45.50**	**(7)**	**(1,763)**	**(29)**	**967**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.5,263,547 million, registering a decrease of Ps.2,165,360 million (29%) in relation to the same period of 2023, mainly due to a decrease in time deposits in pesos for Ps.2,152,228 million (59%).

Likewise, the average rate on interest-bearing liabilities was 55.17%, registering an increase of 967 bp with respect to the first quarter of the previous year, as a consequence of the increase in the interest rate on time deposits in pesos for 4,428 bp and on other deposits in pesos for 2,543 bp.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.1,168,393 million, with a Ps.790,560 million increase compared to the Ps.377,833 million profit from the same quarter of 2023.

Interest Income					
In millions of pesos, except otherwise noted	2024		2023		Variation (%)
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Private sector securities	—	1	31	(100)	(100)
Public sector securities	886,836	794,215	601,038	12	48
Loans and other financing	592,351	713,702	527,009	(17)	12
Financial sector	4,433	7,017	4,468	(37)	(1)
Non-financial private sector	587,918	706,685	522,541	(17)	13
Overdrafts	77,784	84,241	63,176	(8)	23
Promissory notes	209,649	312,206	208,910	(33)	—
Mortgage loans	110,423	78,135	47,145	41	134
Pledge loans	6,563	11,010	10,934	(40)	(40)
Personal loans	57,811	67,427	61,093	(14)	(5)
Credit-card loans	122,861	149,582	126,736	(18)	(3)
Financial leases	1,466	2,491	2,098	(41)	(30)
Pre-financing and export financing	425	561	1,233	(24)	(66)
Other	936	1,032	1,216	(9)	(23)
Repurchase agreement transactions	414,197	355,780	94,461	16	338
Interest income	**1,893,384**	**1,863,698**	**1,222,539**	**2**	**55**

Interest income for the quarter reached Ps.1,893,384 million, 55% higher than the Ps.1,222,539 million registered in the first quarter of 2023.

This increase was a consequence of:

- higher interest on public sector securities measured at amortized cost for Ps.285,798 million (48%), mainly due to interest accrued from the portfolio of instruments adjusted by CER.
- higher interest on repurchase agreement transactions for Ps.319,736 million (338%),
- higher interest on loans and other financing for Ps.65,342 million (12%), due to an increase in mortgage loans (134%) and overdrafts (23%).

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.724,991 million, registering a decrease of 14%, compared to the same quarter of 2023. This decrease was a consequence of lower interest expenses on time deposits and term investments for Ps.208,272 million (33%), generated by the average decrease in the volume of deposits. Interest expenses In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Deposits 665,979 1,004,924 813,963 (34) (18) Saving accounts 20 24 31 (17) (35) Time deposits and term investments 418,175 671,781 626,447 (38) (33) Other 247,784 333,119 187,485 (26) 32 Financing from financial institutions 1,343 1,617 593 (17) 126 Repurchase agreement transactions 3,312 2,155 966 54 243 Other interest-bearing liabilities 44,234 16,790 21,198 163 109 Negotiable obligations 5,394 236 3,921 2186 38 Subordinated Negotiable obligations 4,729 4,683 4,065 1 16 Interest expenses 724,991 1,030,405 844,706 (30) (14) 16

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Credit cards 40,940 49,303 40,377 (17) 1 Deposit accounts 15,671 21,022 19,233 (25) (19) Insurance 2,584 3,071 3,417 (16) (24) Financial fees 42 149 89 (72) (53) Credit- related fees 606 711 846 (15) (28) Foreign trade 5,045 3,406 4,088 48 23 Collections 9,538 11,967 11,376 (20) (16) Utility-Bills collection services 8,759 11,565 13,308 (24) (34) Mutual Funds 3,121 3,207 3,181 (3) (2) Fees from bundles of products 15,180 16,938 20,173 (10) (25) Other 15,581 13,224 9,279 18 68 Total fee income 117,067 134,563 125,367 (13) (7) Total expenditures (19,180) (21,775) (21,077) (12) (9) Net fee income 97,887 112,788 104,290 (13) (6) The net fee income reached Ps.97,887 million, registering a decrease of 6% compared to Ps.104,290 million in the first quarter of 2023. This increase was mainly due to: • lower income from fees collected from bundles of products for Ps.4,993 million (25%) • lower income from collections for Ps.4,549 million (34%) • higher income from other for Ps.6,302 million (68%). 17 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net income from financial instruments

The net result from financial instruments was Ps.160,203 million, Ps.35,085 million lower than the Ps.195,288 million recorded in the same quarter of 2023. This decrease was a consequence of a lower result from public securities of Ps.85,549 million (46%) and a loss from derivative financial instruments for Ps.28,442 million.

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted	2024		2023		Variation (%)
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Government securities	100,118	(135,583)	185,667	(174)	(46)
Argentine Central Bank	—	—	110,004	—	(100)
Other	100,118	(135,583)	75,663	(174)	32
Private sector securities	3,908	11,034	9,461	(65)	(59)
Derivative financial instruments	(28,282)	14,530	160	(295)	(17,776)
Forward transactions	(22,876)	19,603	1,853	(217)	(1,335)
Options	(5,406)	(5,073)	(1,693)	7	219
Results from derecognition of assets	84,452	9,539	—	785	—
Net income from financial instruments	**160,203**	**(100,477)**	**195,288**	**(259)**	**(18)**

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a profit of Ps.28,817 million, Ps.16,004 million (36%) lower than the profit of Ps.44,821 million registered in the same quarter of the previous year. This result includes a gain of Ps.11,706 million due to purchase and sale of foreign currency.

18

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Other financial income 945 1,029 1,707 (8) (45) Rental of safe deposit boxes 3,219 4,996 4,255 (36) (24) Other fee income 616 827 1,055 (26) (42) Other adjustments and interest on miscellaneous receivables 36,372 28,470 16,093 28 126 Other 8,750 13,187 11,844 (34) (26) Total other operating income 49,902 48,509 34,954 3 43 In the first quarter, other operating income amounted to Ps.49,902 million, registering an increase of Ps.14,948 million (43%) compared to those registered in the same quarter of 2023. This higher result was mainly due to the increase in other adjustments and interest on miscellaneous receivables for Ps.20,279 million (126%). Loan loss provisions for the quarter totaled Ps.47,300 million, Ps.12,785 million higher than those recorded in the same quarter of the previous year. 19 Loan-loss provisions Other operating income

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Personnel expenses

Personnel expenses reached Ps.85,907 million, registering an increase of Ps.2,107 million (3%) compared to the same quarter of 2023, as a result of the 5% increase in staff and salary agreements with the Union.

Administrative expenses

Administrative expenses for the quarter reached Ps.77,929 million, registering an increase of Ps.7,355 million compared to the first quarter of the previous year. This increase was a consequence of higher taxes for Ps.4,964 million (34%) and higher expenses for maintenance and repairment of goods and IT for Ps.3,169 million (20%). This was offset by lower expenses for publicity, promotion and research expenses for Ps.1,974 million (51%).

Administrative Expenses					
In millions of pesos, except otherwise noted	2024		2023		Variation (%)
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Fees and compensations for services	4,134	7,355	1,996	(44)	107
Fees to directors and syndics	175	110	200	59	(13)
Publicity, promotion and research expenses	1,870	4,234	3,844	(56)	(51)
Taxes	19,528	22,031	14,564	(11)	34
Maintenance and repairment of goods and IT	18,914	15,584	15,745	21	20
Electricity and communications	4,677	4,122	3,856	13	21
Stationery and office supplies	522	644	198	(19)	164
Hired administrative services	13,728	17,641	14,261	(22)	(4)
Security	1,817	2,215	2,172	(18)	(16)
Insurance	978	740	854	32	15
Other	11,586	12,890	12,884	(10)	(10)
Total administrative expenses	**77,929**	**87,566**	**70,574**	**(11)**	**10**

20

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Depreciation and devaluation of assets

The result for depreciation and devaluation of assets reached Ps.22,566 million, registering an increase of 10% compared to the same quarter of 2023.

Other operating expenses

Other operating expenses for the quarter reached Ps.215,131 million, which represented an increase of Ps.83,880 million (64%), compared to the Ps.131,251 million recorded in the first quarter of the previous year. This increase was mainly generated by:

- higher expenses for turnover tax for Ps.25,494 million (29%), due to an increase in the gross income tax from financial operations, as a result of higher rates,
- higher charges for other provisions for Ps.53,073 million (1,727%).

Other Operating Expenses

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Contribution to the Deposit Insurance Fund	2,401	2,827	3,569	(15)	(33)
Other financial results	2,449	7,034	—	(65)	—
Turnover tax	112,210	111,880	86,716	—	29
On financial income	92,795	95,045	71,418	(2)	30
On fees	12,027	10,430	9,646	15	25
On other items	7,388	6,405	5,652	15	31
Other fee-related expenses	37,485	40,394	32,399	(7)	16
Charges for other provisions	56,147	9,293	3,074	504	1727
Claims	2,447	3,770	2,214	(35)	11
Other	1,992	4,056	3,279	(51)	(39)
Total other operating expenses	**215,131**	**179,254**	**131,251**	**20**	**64**

21

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima The income tax charge was Ps.143,965 million, Ps.120,619 million higher than in the first quarter of 2023, mainly, as a consequence of a higher operating result. 22 In the first quarter of 2024, Galicia recorded a gain of Ps.19 million in other comprehensive income (OCI). Other comprehensive income Income tax

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2024		2023		Variation (%)
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Assets					
Cash and due from banks	2.070.261	2.916.436	1.880.122	(29)	10
Debt securities	371.949	701.354	214.589	(47)	73
Net loans and other financing	3.296.123	3.395.354	4.284.949	(3)	(23)
Other financial assets	4.456.514	5.205.119	5.639.896	(14)	(21)
Equity investments in subsidiaries, associates and joint businesses	5.568	8.630	7.311	(35)	(24)
Property, bank premises, equipment	492.176	486.333	486.361	1	1
Intangible assets	159.753	155.958	159.100	2	—
Other assets	150.359	280.993	75.501	(46)	99
Assets available for sale	14	114	8	(88)	75
Total assets	**11.002.717**	**13.150.291**	**12.747.837**	**(16)**	**(14)**
Liabilities					
Deposits	6.490.536	8.407.393	8.783.427	(23)	(26)
Financing from financial entities	42.479	65.981	41.421	(36)	3
Other financial liabilities	879.896	1.148.739	832.895	(23)	6
Negotiable obligations	45.570	23.557	26.437	93	72
Subordinated negotiable obligations	216.138	315.051	203.740	(31)	6
Other liabilities	576.047	681.791	722.607	(16)	(20)
Total liabilities	**8.250.666**	**10.642.512**	**10.610.527**	**(22)**	**(22)**
Shareholders' equity	**2.752.051**	**2.507.779**	**2.137.310**	**10**	**29**
Foreign currency assets and liabilities					
Assets	2.917.553	4.181.374	2.515.187	(30)	16
Liabilities	2.562.990	3.392.752	2.082.384	(24)	23
Net forward purchases/(sales) of foreign currency [1]	38.267	125.408	(29.943)	(69)	(228)
Net global position in foreign currency	**392.830**	**914.030**	**402.860**	**(57)**	**(2)**

(1) Recorded off-balance sheet.

23

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Level of activity

Financing

As of March 31, 2024, financing to the private sector reached Ps.3,900,115 million, registering a 20% decrease compared to the same period of the previous year. This decrease was mainly due to reduction in loans in pesos, amounting to Ps.1,200,712 million (31%), offset by an increase in loans in foreign currency for Ps.176,881 million (68%) and other financing in foreign currency for Ps.56,792 million (15%).

The market share of total loans to the private sector as of March 31, 2024 reached 12.20%, which represents an increase of 52 bp compared to the first quarter of 2023.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
In pesos	**3,038,278**	**3,342,095**	**4,258,620**	**(9)**	**(29)**
Loans	2,644,882	2,953,418	3,845,594	(10)	(31)
UVA-adjusted loans	225,820	210,051	264,395	8	(15)
Financial leases	7,333	9,011	14,995	(19)	(51)
Other financing[2]	160,243	169,615	133,636	(6)	20
In foreign currency	**861,837**	**827,539**	**629,717**	**4**	**37**
Loans	436,105	245,870	259,224	77	68
Financial leases	479	772	2,032	(38)	(76)
Other financing[2]	425,253	580,897	368,461	(27)	15
Total financing to the private sector	**3,900,115**	**4,169,634**	**4,888,337**	**(6)**	**(20)**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

24

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As of March 31, 2024, the loan portfolio and other financing net of provisions reached Ps.3,296,123 million, registering a 23% decrease compared to the first quarter of the previous year.

The main decreases were in:
- promissory notes for Ps.502,083 million (34%),
- credit cards for Ps.419,644 million (28%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Financial entities	**9,370**	**41,450**	**32,926**	**(77)**	**(72)**
Loans	9,370	41,388	32,922	(77)	(72)
Other financing	—	62	4	(100)	(100)
Non-financial private sector and residents abroad	**3,396,385**	**3,478,845**	**4,430,095**	**(2)**	**(23)**
Loans	3,297,437	3,367,951	4,336,291	(2)	(24)
Overdrafts	419,470	264,006	394,548	59	6
Promissory notes	974,926	1,079,242	1,477,009	(10)	(34)
Mortgage loans	38,267	57,489	77,845	(33)	(51)
Pledge loans	45,987	68,371	105,295	(33)	(56)
Personal loans	255,046	276,846	437,384	(8)	(42)
Credit-card loans	1,065,739	1,324,043	1,485,383	(20)	(28)
Pre-financing and financing of exports	128,610	49,415	51,571	160	149
Other Loans	95,025	24,380	67,340	290	41
Accrued interest, adjustments and foreign currency quotation differences receivable	287,293	244,548	262,079	17	10
Documented interest	(12,926)	(20,389)	(22,163)	(37)	(42)
Financial leases	7,812	9,783	17,027	(20)	(54)
Other financing	91,136	101,111	76,777	(10)	19
Non-financial public sector	**138**	**699**	**6,639**	**(80)**	**(98)**
Total loans and other financing	**3,405,893**	**3,520,994**	**4,469,660**	**(3)**	**(24)**
Allowances	**(109,770)**	**(125,640)**	**(184,711)**	**(13)**	**(41)**
Loans	(108,110)	(123,745)	(181,946)	(13)	(41)
Financial leases	(211)	(203)	(159)	4	33
Other financing	(1,449)	(1,692)	(2,606)	(14)	(44)
Net loans and other financing	**3,296,123**	**3,395,354**	**4,284,949**	**(3)**	**(23)**

25

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]					
In millions of pesos, except otherwise noted	2024		2023		Variation (%)
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Government securities' net Position	**2,624,234**	**3,818,879**	**4,676,731**	**(31)**	**(44)**
Measured at fair value	**385,606**	**639,124**	**249,353**	**(40)**	**55**
In pesos	25,268	(8,454)	145,397	(399)	(83)
Adjusted by CER	22,266	135,160	82,224	(84)	(73)
In foreign exchange	336,109	27,471	21,732	1,124	1,447
Bono Dual	1,963	484,947	—	(100)	—
Leliq	—	—	—	—	—
Measured at amortized cost	**2,238,628**	**3,179,755**	**4,427,378**	**(30)**	**(49)**
In pesos	222,139	871,642	296,250	(75)	(25)
Adjusted by CER	1,865,220	1,624,350	751,461	15	148
In foreign exchange	56,611	98,049	—	(42)	—
Bono Dual	—	—	364,706	—	(100)
Leliq	—	146,350	2,960,946	(100)	(100)
Lediv	94,658	439,364	54,015	(78)	75
Other receivables resulting from financial brokerage	**1,798,575**	**1,614,981**	**544,560**	**11**	**230**
Repurchase agreement transactions -Argentine Central Bank	1,798,437	1,614,067	537,815	11	234
Loans and other financing	138	761	6,643	(82)	(98)
Trust certificates of participation and securities	—	153	102	(100)	(100)
Total exposure to the public sector	**4,422,809**	**5,433,860**	**5,221,291**	**(19)**	**(15)**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

As of March 31, 2024, net exposure to the public sector reached Ps.4,422,809 million, registering a decrease of 15% in the last twelve months, as a result of a reduction in the number of Leliqs held at amortized cost for Ps.2,960,946 million, offset by a greater holding of repurchase agreement transactions for Ps.1,260,622 million.

Excluding the instruments issued by the BCRA (Leliq and Lediv) and repurchase agreement transactions, the net exposure to the public sector was Ps.2,529,714 million, equivalent to 23% of the total asset, while in the first quarter of 2023 said exposure was of Ps.1,668,515 million, representing 13% of total asset.

If the securities had been valued at fair value at amortized cost, excluding the instruments issued by the BCRA, an increase in said securities of Ps.312,877 million would be generated.

26

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Funding and liabilities

Deposits amounted to Ps.6,490,536 million as of March 31, 2024, registering a 26% decrease compared to the first quarter of the previous year. This decrease was the result of a lower volume of time deposits in pesos for Ps.1,916,419 million (52%) and a lower volume in current accounts in pesos for Ps.671,663 million (47%).

Deposits

In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
In pesos	**4,390,675**	**5,655,982**	**7,099,377**	**(22)**	**(38)**
Current accounts	751,677	1,020,244	1,423,340	(26)	(47)
Saving accounts	565,306	746,204	863,210	(24)	(35)
Time deposits	1,778,441	1,450,644	3,694,860	23	(52)
UVA-adjusted time deposits	83,117	75,638	105,593	10	(21)
Other	1,016,713	2,142,662	821,810	(53)	24
Interests and adjustments	195,421	220,590	190,564	(11)	3
In foreign currency	**2,099,861**	**2,751,411**	**1,684,050**	**(24)**	**25**
Saving accounts	1,283,736	1,762,847	1,012,377	(27)	27
Time deposits	195,514	280,528	253,038	(30)	(23)
Other	620,225	707,419	418,204	(12)	48
Interests and adjustments	386	617	431	(37)	(10)
Total deposits	**6,490,536**	**8,407,393**	**8,783,427**	**(23)**	**(26)**

Total deposit accounts as of March 31, 2024, reached 7.6 million, with an increase of 8% compared to the same date of the previous year.

The market share of private sector deposits reached 10.20% as of March 31, 2024, registering an increase of 38 bp compared to the first quarter of 2023.

27

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Financial entities 42,479 65,981 41,421 (36) 3 Financing from credit-card purchases 288,824 356,810 299,377 (19) (4) Negotiable obligations 45,570 23,557 26,437 93 72 Subordinated negotiable obligations 216,138 315,051 203,740 (31) 6 Creditors from purchases of foreign currency 43,867 55,301 415 (21) N/A Collections on account of third parties 165,021 198,611 113,669 (17) 45 Other financial liabilities 382,184 538,017 419,434 (29) (9) Total financial liabilities 1,184,083 1,553,328 1,104,493 (24) 7 Financial liabilities amounted to Ps.1,184,083 million, registering an increase of Ps.79,590 million (7%) compared to the Ps.1,104,493 million registered in the first quarter of 2023. The variation was mainly due to an increase in collections on account of third parties for Ps.51,352 million (45%) and an increase in creditors from purchases of foreign currency for Ps.43,452 million. 28

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Cash and due from banks 2,070,261 2,916,436 1,880,122 (29) 10 Government securities 64,588 677,624 2,413,407 (90) (97) Call-money — 7,235 2,327 (100) (100) Overnight placements in correspondent banks 94,718 25,195 56,935 276 66 Repurchase agreement transactions 1,809,898 1,611,330 562,596 12 222 Escrow accounts 139,791 144,177 159,325 (3) (12) Other financial assets 670 2,695 11,916 (75) (94) Total liquid assets 4,179,926 5,384,692 5,086,628 (22) (18) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 102.47 91.75 115.93 1,072 (1,346) Liquid assets as a percentage of total deposits 64.40 64.05 57.91 35 649 As of March 31, 2024, the Bank’s liquid assets represented 102.47% of the Bank’s transactional deposits and 64.40% of its total deposits, compared to 115.93% and 57.91%, respectively, as of March 31, 2023. 29 Liquidity

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Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.81,476 million as of March 31, 2024, representing 2.09% of private-sector financing, recording a 41 bp decrease as compared to the 2.50% recorded in the same quarter of 2023.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 148.44%, compared to 186.00% of a year before.

Financing Portfolio Quality					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Non-accrual Financings	**81,476**	**97,507**	**122,198**	**(16)**	**(33)**
With preferred guarantees	3,194	4,535	5,822	(30)	(45)
With other guarantees	1,294	1,891	3,118	(32)	(58)
Without guarantees	76,988	91,081	113,258	(15)	(32)
Allowance for loan losses	**120,941**	**138,067**	**227,284**	**(12)**	**(47)**
Relevant ratios (%)				**Variation (bp)**	
NPL Ratio	2.09	2.34	2.50	(25)	(41)
Allowance for loan losses to loans to the private sector	3.10	3.31	4.65	(21)	(155)
Coverage	148.44	141.60	186.00	684	(3,756)
Non-accrual loans with guarantees to non-accrual financing	5.51	6.59	7.32	(108)	(181)
Cost of risk	4.85	5.24	2.82	(39)	203

30

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Allowance for loan losses At the beginning of the quarter 138,067 154,350 248,707 (11) (38) Changes in the allowance for loan losses Provisions charged to income 46,941 57,675 34,098 (19) 69 Charge offs (12,801) (11,684) (8,114) 10 44 Inflation effect (51,266) (62,274) (47,407) (18) 31 Allowance for loan losses at the end of the quarter 120,941 138,067 227,284 (12) (39) Charge to the income statement Provisions charged to income (46,941) (57,675) (34,098) (19) 69 Direct charge offs (359) (413) (415) (13) — Bad debts recovered 1,149 3,873 2,405 (70) 61 Net charge to the income statement (46,151) (54,215) (32,108) (15) 69 During the quarter, Ps.12,801 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.359 million were made. 31

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Capitalization

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted	2024		2023		Variation (%)
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Minimum capital requirement (A)	**607,997**	**454,011**	**183,503**	**34**	**231**
Allocated to credit risk	413,061	288,667	130,180	43	217
Allocated to market risk	8,109	52,838	9,731	(85)	(17)
Allocated to operational risk	186,827	112,506	43,592	66	329
Computable capital (B)	**2,382,691**	**1,376,284**	**527,226**	**73**	**352**
Tier I	2,296,949	1,295,436	484,747	77	374
Tier II	85,742	80,848	42,479	6	102
Excess over required capital (B) (A)	**1,774,694**	**922,273**	**343,723**	**92**	**416**
Risk weighted assets	**7,426,063**	**5,561,837**	**2,246,390**	**34**	**231**
Ratios (%)					**Variation (bp)**
Total capital ratio	32.09	24.75	23.47	734	862
Tier I capital ratio	30.93	23.29	21.58	764	935

As of March 31, 2024, the computable capital was Ps.2,382,691 million and the minimum capital requirement was Ps.607,997 million, leaving an excess of Ps.1,774,694 million (292%). This excess was Ps.343,723 million (187%) as of the same date in 2023.

The capital requirement increased by Ps.424,494 million and the computable capital increased by Ps.1,855,465 million, compared to the first quarter of 2023. This increase was a consequence of the results generated in the period and the higher value of the accounting net worth, which in turn, was a result of the application of the inflation adjustment. The total capital ratio was 32.09%, registering an increase of 862 bp compared to the first quarter of 2023 and an increase of 734 bp with respect to the fourth quarter of 2024.

32

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 2,651 Employees 8,869 Credit cards in thousands 139 Branches and other points of sale 34 Ps.22,621 million Results for the quarter +9% vs. 1Q 2023 ROE 21.46% +1,910 bp vs. 1Q 2023 Efficiency ratio 53.38% -1,678 bp vs. 1Q 2023 Highlights 4,746 Deposit accounts In thousands

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the first quarter, Naranja X registered a net income of Ps.22,621 million, Ps.20,267 million (861%) higher than the result recorded in the same period of the previous year. This is due to the increase in operating income for the quarter, reaching Ps.147,009 million, 115% higher than the Ps.68,238 million in the same quarter of 2023.

Net operating income increased by Ps.91,996 million (56%), mainly as a result of an increase in financial instruments of Ps.18,455 million (518%) and interest income of Ps.89,159 million (88%).

The result for the quarter represented, on an annualized basis, an ROA of 4.85% and an ROE of 21.46%, while in the fourth quarter of 2023 they represented 0.47% and 2.36%, respectively.

Income Statement					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Net interest income	190,637	108,750	101,478	75	88
Net fee income	64,313	73,313	69,157	(12)	(7)
Net results from financial instruments	22,016	103,776	3,561	(79)	518
Gold and foreign currency quotation differences	2,657	8,557	(489)	(69)	643
Other operating income	16,813	14,495	14,882	16	13
Loan loss provisions	(39,088)	(35,222)	(23,237)	11	68
Net operating income	**257,348**	**273,669**	**165,352**	**(6)**	**56**
Personnel expenses	(29,224)	(35,147)	(27,225)	(17)	7
Administrative expenses	(32,218)	(31,964)	(27,259)	1	18
Depreciations and devaluations of assets	(4,740)	(5,027)	(3,941)	(6)	20
Other operating expenses	(44,157)	(45,838)	(38,689)	(4)	14
Operating income	**147,009**	**155,693**	**68,238**	**(6)**	**115**
Results from the net monetary position	(120,440)	(123,961)	(63,115)	(3)	91
Income tax	(3,948)	(8,426)	(2,769)	(53)	43
Net income	**22,621**	**23,306**	**2,354**	**(3)**	**861**
Other comprenhensive income	(413)	635	12	(165)	(3,542)
Total comprenhensive income	**22,208**	**23,941**	**2,366**	**(7)**	**839**

35

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 36 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 4.85% 4.65% 0.47% 1Q 2024 4Q 2023 1Q 2023 21.46% 22.41% 2.36% 1Q 2024 4Q 2023 1Q 2023 51.36% 51.52% 22.81% 1Q 2024 4Q 2023 1Q 2023 53.38% 52.88% 70.15% 1Q 2024 4Q 2023 1Q 2023

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Assets Cash and due from banks 26,513 29,566 21,856 (10) 21 Debt securities 38,462 96,074 4,313 (60) 792 Net loans and other financing 1,349,332 1,398,198 1,452,992 (3) (7) Other financial assets 399,815 407,860 356,215 (2) 12 Property, bank premises, equipment 48,470 49,420 56,078 (2) (14) Intangible assets 12,613 13,315 15,433 (5) (18) Other non-financial assets 48,526 55,328 39,405 (12) 23 Total assets 1,923,731 2,049,761 1,946,292 (6) (1) Liabilities Deposits 295,854 311,724 139,055 (5) 113 Financing from financial entities 192,347 229,922 198,368 (16) (3) Other financial liabilities 784,827 841,874 843,751 (7) (7) Negotiable obligations 107,324 135,244 274,274 (21) (61) Other non-financial liabilities 102,984 112,807 81,089 (9) 27 Total liabilities 1,483,336 1,631,571 1,536,537 (9) (3) Shareholders' equity 440,395 418,190 409,755 5 7 37 Selected financial information

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Non-accrual loans 38,366 38,166 60,071 1 (36) Allowances for loan losses and provisions 72,767 64,591 77,825 13 (6) Ratios (%) Variation (bp) NPL Ratio 2.88 2.75 3.98 14 (109) Allowance for loan losses to loans to the private sector 5.47 4.65 5.15 82 31 Coverage 189.67 169.23 129.56 2,043 6,011 Cost of risk 13.04 9.89 6.43 314 661 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of March 31, 2024, amounted to 189.67%, compared to 129.56% on the same date of the previous year. 38 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Allowances for loan losses At the beginning of the quarter 64,591 61,247 77,760 5 (17) Changes in the allowance for loan losses Provisions charged to income 37,962 33,478 21,430 13 77 Reversals of allowances for loan losses (4,376) (4,835) (2,897) (9) 51 Charge off (523) (1,253) (3,239) (58) (84) Effect of inflation (24,887) (24,046) (15,229) 3 63 Allowance for loan losses at the end of the quarter 72,767 64,591 77,825 13 (6) Charge to the income statement Provisions charged to income (37,962) (33,478) (21,430) 13 77 Direct charge offs (1,126) (1,745) (1,807) (35) (38) Bad debt recovered 921 1,158 977 (20) (6) Net charge to the income statement (38,167) (34,065) (22,260) 12 71 39

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 784 3,482 Employees Polices In thousands 41 Clients In thousands Ps.(18,127) million Net income for the quarter attributable to Seguros -686% vs. 1Q 2023 ROE (235.55)% -28,662 bp vs. 1Q 2023 Combined Ratio 121.91% +3,589 bp vs. 1Q 2023 1,905 Highlights

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Earned premium	53,804	63,376	25,731	(15)	109
Incurred claims	(29,144)	(25,928)	(4,604)	12	533
Withdrawals	(58)	(77)	(39)	(25)	49
Life annuities	(24)	(25)	(35)	(4)	(31)
Acquisition and general expenses	(16,960)	(21,042)	(11,287)	(19)	50
Other income and expenses	(1,830)	(3,482)	(364)	47	(403)
Underwriting income	**5,788**	**12,822**	**9,402**	**(55)**	**(38)**
Interest income	11,676	(7,287)	8,537	(260)	37
Net results from financial instruments	5,117	(14,671)	(3,902)	(135)	(231)
Gold and foreign currency quotation differences	5,425	82,355	101	(93)	5,271
Other operating income	3,229	7,566	985	(57)	228
Net operating income	**31,235**	**80,785**	**15,123**	**(61)**	**107**
Personnel expenses	(9,350)	(14,519)	(3,677)	(36)	154
Administrative expenses	(6,529)	(8,380)	(1,559)	(22)	319
Depreciations and devaluations of assets	(1,700)	(274)	(570)	520	198
Other operating expenses	(44,006)	(52,723)	(47)	(17)	N/A
Operating income	**(30,350)**	**4,889**	**9,270**	**(721)**	**(427)**
Results from the net monetary position	(6,406)	(13,522)	(3,972)	(53)	61
Results from associates and joint businesses	—	7,395	—	(100)	—
Income tax	18,537	7,369	(2,207)	(152)	(940)
Net income	**(18,219)**	**6,131**	**3,091**	**(397)**	**(689)**
Net Income Attributable to Parent Company's Owners	(92)	(21)	—	338	—
Net Income Attributable to Non-controlling Interests	(18,127)	6,152	3,091	(395)	(686)
Other comprehensive income	245	275	(42)	(11)	683
Total comprehensive income	**(17,974)**	**6,406**	**3,049**	**(381)**	**(690)**
Total comprehensive income Attributable to Non-controlling Interests	(92)	(21)	—	338	—
Total comprehensive income Attributable to Parent Company's Owners	(17,882)	6,427	3,049	(378)	(686)

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Earned premium	53,804	63,376	25,731	(15)	109
Incurred claims	(29,144)	(25,928)	(4,604)	12	533
Withdrawals	(58)	(77)	(39)	(25)	49
Life annuities	(24)	(25)	(35)	(4)	(31)
Acquisition and general expenses	(16,960)	(21,042)	(11,287)	(19)	50
Other income and expenses	(1,830)	(3,482)	(364)	47	(403)
Underwriting income	**5,788**	**12,822**	**9,402**	**(55)**	**(38)**
Interest income	11,676	(7,287)	8,537	(260)	37
Net results from financial instruments	5,117	(14,671)	(3,902)	(135)	(231)
Gold and foreign currency quotation differences	5,425	82,355	101	(93)	5,271
Other operating income	3,229	7,566	985	(57)	228
Net operating income	**31,235**	**80,785**	**15,123**	**(61)**	**107**
Personnel expenses	(9,350)	(14,519)	(3,677)	(36)	154
Administrative expenses	(6,529)	(8,380)	(1,559)	(22)	319
Depreciations and devaluations of assets	(1,700)	(274)	(570)	520	198
Other operating expenses	(44,006)	(52,723)	(47)	(17)	N/A
Operating income	**(30,350)**	**4,889**	**9,270**	**(721)**	**(427)**
Results from the net monetary position	(6,406)	(13,522)	(3,972)	(53)	61
Results from associates and joint businesses	—	7,395	—	(100)	—
Income tax	18,537	7,369	(2,207)	(152)	(940)
Net income	**(18,219)**	**6,131**	**3,091**	**(397)**	**(689)**
Net Income Attributable to Parent Company's Owners	(92)	(21)	—	338	—
Net Income Attributable to Non-controlling Interests	**(18,127)**	**6,152**	**3,091**	**(395)**	**(686)**
Other comprehensive income	**245**	**275**	**(42)**	**(11)**	**683**
Total comprehensive income	**(17,974)**	**6,406**	**3,049**	**(381)**	**(690)**
Total comprehensive income Attributable to Parent Company's Owners	**(92)**	**(21)**	**—**	**338**	**—**
Total comprehensive income Attributable to Non-controlling Interests	**(17,882)**	**6,427**	**3,049**	**(378)**	**(686)**

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2024		2023	Variation (%)	
	1Q	4Q	1Q	vs. 4Q23	vs. 1Q23
Earned premium	53,804	63,376	25,731	(15)	109
Incurred claims	(29,144)	(25,928)	(4,604)	12	533
Withdrawals	(58)	(77)	(39)	(25)	49
Life annuities	(24)	(25)	(35)	(4)	(31)
Acquisition and general expenses	(16,960)	(21,042)	(11,287)	(19)	50
Other income and expenses	(1,830)	(3,482)	(364)	47	(403)
Underwriting income	**5,788**	**12,822**	**9,402**	**(55)**	**(38)**
Interest income	11,676	(7,287)	8,537	(260)	37
Net results from financial instruments	5,117	(14,671)	(3,902)	(135)	(231)
Gold and foreign currency quotation differences	5,425	82,355	101	(93)	5,271
Other operating income	3,229	7,566	985	(57)	228
Net operating income	**31,235**	**80,785**	**15,123**	**(61)**	**107**
Personnel expenses	(9,350)	(14,519)	(3,677)	(36)	154
Administrative expenses	(6,529)	(8,380)	(1,559)	(22)	319
Depreciations and devaluations of assets	(1,700)	(274)	(570)	520	198
Other operating expenses	(44,006)	(52,723)	(47)	(17)	N/A
Operating income	**(30,350)**	**4,889**	**9,270**	**(721)**	**(427)**
Results from the net monetary position	(6,406)	(13,522)	(3,972)	(53)	61
Results from associates and joint businesses	—	7,395	—	(100)	—
Income tax	18,537	7,369	(2,207)	(152)	(940)
Net income	**(18,219)**	**6,131**	**3,091**	**(397)**	**(689)**
Net Income Attributable to Parent Company's Owners	(92)	(21)	—	338	—
Net Income Attributable to Non-controlling Interests	**(18,127)**	**6,152**	**3,091**	**(395)**	**(686)**
Other comprehensive income	**245**	**275**	**(42)**	**(11)**	**683**
Total comprehensive income	**(17,974)**	**6,406**	**3,049**	**(381)**	**(690)**
Total comprehensive income Attributable to Parent Company's Owners	**(92)**	**(21)**	**—**	**338**	**—**
Total comprehensive income Attributable to Non-controlling Interests	**(17,882)**	**6,427**	**3,049**	**(378)**	**(686)**

44

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 45 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE (22.68)% 8.39% 19.51% 1Q 2024 4Q 2023 1Q 2023 (235.55)% 58.04% 51.07% 1Q 2024 4Q 2023 1Q 2023 121.91% 116.33% 86.03% 1Q 2024 4Q 2023 1Q 2023 82.65% 50.08% 76.18% 1Q 2024 4Q 2023 1Q 2023

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Assets Cash and due from banks 3,376 6,832 283 (51) 1,093 Debt securities 76,453 104,651 667 (27) N/A Net loans and other financing — — — — — Other financial assets 35,492 49,639 27,360 (28) 30 Property, bank premises, equipment 3,898 3,977 1,237 (2) 215 Intangible assets 14,442 12,924 1,532 12 843 Assets for insurance contracts 113,584 136,986 23,683 (17) 380 Other non-financial assets 49,568 42,397 4,325 17 1,046 Total assets 296,813 357,406 59,087 (17) 402 Liabilities Liabilities for insurance contracts 223,650 247,588 23,187 (10) 865 Other non-financial liabilities 48,508 67,188 13,998 (28) 247 Total liabilities 272,158 314,776 37,185 (14) 632 Shareholders' equity 24,655 42,630 21,902 (42) 13 46 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.3,321 -8% vs. 1Q 2023 Assets under management In billions 11.3% Market share -130 bp vs. 1Q 2023 32 Employees 48 Assets under management 16 Ps.11,275 million Net income for the quarter +31% vs. 1Q 2023 Highlights

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Net interest income — — 473 N/A (100) Net results from financial instruments 5,215 12,820 5,345 (59) (2) Gold and foreign currency quotation differences 10 116 19 (91) (47) Other operating income 18,043 18,170 18,029 (1) — Net operating income 23,268 31,106 23,866 (25) (3) Personnel and administrative expenses (1,293) (1,420) (1,198) (9) 8 Other operating expenses (1,287) (1,715) (1,300) (25) (1) Operating income 20,688 27,971 21,368 (26) (3) Results from the net monetary position (7,783) (10,866) (3,903) (28) 99 Income tax (1,630) (9,898) (8,847) (84) (82) Net income 11,275 7,207 8,618 56 31 49 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Fima Acciones 39,764 43,022 19,155 (8) 108 Fima PB Acciones 22,863 24,726 13,762 (8) 66 Fima Renta en Pesos 64,203 123,010 84,008 (48) (24) Fima Ahorro Pesos 88,588 90,228 165,647 (2) (47) Fima Renta Plus 56,518 83,872 41,332 (33) 37 Fima Premium 2,748,350 4,367,417 2,852,679 (37) (4) Fima Ahorro Plus 132,235 151,521 282,168 (13) (53) Fima Capital Plus 123,856 340,139 102,986 (64) 20 Fima Abierto Pymes 8,775 10,307 7,307 (15) 20 Fima Mix I 20,769 28,220 11,983 (26) 73 Fima Mix II 5,994 6,387 1,846 (6) 225 Fima Renta Fija Internacional 5,160 7,212 5,066 (28) 2 Fima Sustentable ESG 3,266 5,550 2,265 (41) 44 Fima Acciones Latinoamericanas Dólares 533 804 499 (34) 7 Fima Renta Fija Dólares 3 — — N/A N/A Fima Mix Dólares 3 — — N/A N/A Total assets under management 3,320,880 5,282,415 3,590,703 (37) (8) 50 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2024 2023 2023 Variation (%) 1Q 4Q 1Q vs. 4Q23 vs. 1Q23 Assets Cash and due from banks 5,191 6,276 6,656 (17) (22) Debt securities 44 — 644 N/A (93) Other financial assets 21,243 37,353 23,885 (43) (11) Other non-financial assets 252 2 — N/A — Total assets 26,732 43,631 31,185 (39) (14) Liabilities Other non-financial liabilities 10,640 14,463 17,757 (26) (40) Total liabilities 10,640 14,463 17,757 (26) (40) Shareholders' equity 16,092 29,168 13,428 (45) 20 51 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information ↘

HSBC Acquisition

On April 9, 2024, Grupo Galicia and its subsidiary, Banco Galicia, have entered into a share purchase agreement with HSBC Latin America.

As a result of the latter, Banco Galicia will be the buyer of 57.89% of the Direct Shares, and Grupo Galicia the buyer of the remaining 42.11%.

The transaction is pending approval by the BCRA.

For more information → Relevant information

Dividends

On May 7, 2024, Grupo Galicia made cash dividends available in the amount of Ps.65,000 million as of May 14, 2024, as approved at the Shareholders' Meeting on April 30, 2024.

Additionally, on May 16, 2024, Grupo Galicia made cash dividends available in the amount of Ps.140,261 million as of May 23.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

ESG

↘

Launch Integrated ESG Report 2023

In 2023 we set out to continue promoting the sustainable development of the business. To achieve this, we design environmental, social and government management strategies, achieving extraordinary results that left their mark on the community, the organizations and the planet.

Find out everything we did in 2023 in our Integrated Report ESG

New branch + sustainable

In March, Banco Galicia inaugurated a new branch in Ciudad Universitaria supplied with renewable energy through solar panels. This initiative is part of a comprehensive plan that consists of adding 20 more branches under a new service concept seeking efficiency in the consumption of clean energy.

First Bank with ViSec

Within the framework of Expoagro, Banco Galicia signed an agreement with ViSec (Vision Sectorial del Gran Chaco Argentino), a national platform that brings together members of the soybean value chain. Banco Galicia is the first bank to join this initiative that allows tracking the production of soy and meat for export, guaranteeing that it does not come from deforested lands.

Record broadcast of ON Sustentable

With the help of Sumatoria and together with other financial entities, we are part of a record issuance of almost Ps.2 million. The funds raised will go to projects and initiatives that promote sustainable development, climate change mitigation and improving social well-being.

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Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 54 Interest Rate The BCRA, in its communication “A” 7922, established, effective for deposits made on or after March 12, that the remuneration for fixed-term deposits at a fixed rate will be whatever is freely agreed upon. Consolidated supervision. Adjustments. Pursuant to communication “A” 7982, as of April 1, 2024, and for the purposes of compliance with the technical relations referred to the monthly consolidated report, must include in the monthly information the operations of their holding company –not a financial entity–. Minimum SME Quota Through communication “A” 7983, the BCRA enables the Minimum SME Quota. This is a simplified incentive scheme to encourage credit assistance based on the reduction in reserve requirements that will come into effect on April 1. The quota is voluntary, to comply with it a quarterly average of daily balances must be maintained (April-June; July- September; October-December and January-March of the following year) of financing comprising, at least, equivalent to 7.5% of non-financial private sector deposits in pesos calculated based on the monthly average of daily balances of the penultimate previous month. As of July 1st, 2024, the entities that meet this quota will be able to compute the Minimum Cash franchise based on the “SME Credit/Private Credit” ratio. Distribution of results. Adjustments. Through communication “A” 7984, they provide that until December 31, financial entities that have prior authorization from the BCRA may distribute results in 6 equal, monthly and consecutive installments for up to 60% of the amount that would have corresponded. to apply rules on "Distribution of results". Both the calculation and the fees must be made in the homogeneous currency of the date of the assembly and the payment of each of them, as the case may be. Regulatory changes

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses + withdrawals + life annuities) / (earned premiums). Cost of risk: loan-loss provisions / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital customers: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 55 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2024 2023 1Q 4Q 3Q 2Q 1Q Consumer price index (IPC) (1) 5,357.0929 3,533.1922 2304.9242 1709.6115 1381.1601 Consumer price index (IPC) (%) 51.62 53.29 34.82 23.78 21.73 Wholesale price index (IPIM) (%) (2) 36.97 84.07 38.75 23.08 19.73 Acquisition value unit (UVA) (3) 786.1 463.4 337.84 272.76 218.27 Exchange rate (Ps./US$) (4) 857.42 808.48 350.01 256.68 208.99 Badlar (5) (quartely averages) 101.56 124.25 103.46 85.97 70.09 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 56

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail